SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from                      to

COMMISSION FILE NUMBER 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce

Commerce Court

Toronto, Ontario

Canada, M5L 1A2

(416) 980-2211

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

CIBC World Markets Incentive Savings Plan for United States Employees

December 31, 2013 and 2012 and Year Ended December 31, 2013

With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements

and Supplemental Schedules

December 31, 2013 and 2012 and Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

Of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of CIBC World Markets Incentive Savings Plan for United States Employees as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CIBC World Markets Incentive Savings Plan for United States Employees at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 26, 2014

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments:
Registered investment companies	$179,209,295	$152,049,417
CIBC stock fund	16,148,446	15,896,638
Common/collective trust fund	3,442,290	4,100,063

Total investments	198,800,031	172,046,118
Receivables:
Notes receivable from participants	803,003	930,723
Employer and participant contributions	156,531	121,412

	959,534	1,052,135

Net assets reflecting investments at fair value	199,759,565	173,098,253
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(93,328)	(294,610)

Net assets available for benefits	$199,666,237	$172,803,643

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Investment Income:
Net appreciation in fair value of investments	$31,127,231
Interest and dividends	4,346,248

35,473,479
Interest income on notes receivable from participants	41,171
Contributions:
Participants	4,562,156
Employer	1,561,973

6,124,129

Total additions	41,638,779

Deductions
Benefits paid to participants	14,699,816
Administrative expenses	76,369

Total deductions	14,776,185

Net increase in net assets available for benefits	26,862,594
Net assets available for benefits:
Beginning of year	172,803,643

End of year	$199,666,237

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) provides for general information about the Plan’s provisions. Participants should refer to the plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. Employees are eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, plan participants may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. Management paid a discretionary bonus contribution to the participants of the Plan as of December 31, 2012 of $390,507, which is included as a portion of the employer contributions on the statement of changes in net assets available for benefits. At the date of this report, management has not approved the discretionary bonus contribution for the year ended December 31, 2013. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant’s age until the participant changes their election. CIBC’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future CIBC contributions. At December 31, 2013, participant forfeitures of $92,947 were used to offset CIBC contributions to the Plan.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document. If a participant terminates employment with CIBC, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 60 days.

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or CIBC, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee fees, and fees relating to notes receivable from participants, if any. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by CIBC.

CIBC Stock Fund

The Plan invests in common stock of CIBC through its CIBC Stock Fund. The CIBC Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by CIBC prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Plan Termination

Although it has not expressed any intent to do so, CIBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for discussion of fair value measurements.

The Benefit Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Benefit Committee reports to the Audit Committee of the Company.

The Vanguard Retirement Savings Trust invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2013	2012
(*) American Funds EuroPacific Growth Fund	$11,149,245	$9,892,317
(*) CIBC stock fund	16,148,446	15,896,638
(*) Dodge & Cox Stock Fund	29,911,576	22,800,475
(*) PIMCO Total Return	13,819,402	15,770,237
(*) T. Rowe Price Blue Chip Growth Fund	14,379,188	10,508,073
(*) Vanguard Institutional Index Fund	38,093,291	30,908,874
(*) Vanguard Prime Money Market Fund	18,664,613	20,284,103
(*) Vanguard Small-Cap Index Fund	15,189,693	11,526,721

(*)	Permitted party-in-interest

During 2013, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Registered investment companies	$30,180,306
CIBC stock fund	946,925

Net appreciation in fair value of investments	$31,127,231

During 2013, interest and dividend income earned on Plan assets were as follows:

Registered investment companies	$3,598,550
CIBC stock fund	687,566
Common/collective trust fund	60,132

Total interest and dividend income on investments	$4,346,248

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

CIBC stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Common/collective trust fund: The underlying trust which contains these investments are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The Plan determines its pro-rata share of the trust to arrive at the fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
CIBC stock	$16,148,446	$—	$—	$16,148,446
Registered investment companies:
US	140,729,029	23,295,591	—	164,024,620
Global	15,184,675	—	—	15,184,675
Common/collective trust fund(a)	—	3,442,290	—	3,442,290

Total assets at fair value	$172,062,150	$26,737,881	$—	$198,800,031

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
CIBC stock	$15,896,638	$—	$—	$15,896,638
Registered investment companies:
US	113,772,487	24,785,756	—	138,558,243
Global	13,491,174	—	—	13,491,174
Common/collective trust fund(a)	—	4,100,063	—	4,100,063

Total assets at fair value	$143,160,299	$28,885,819	$—	$172,046,118

(a)	This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in traditional and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The Plan determines the timing of transfers between levels as of the beginning of the year. There were no transfers in or out of Level 3 during the year. There were also no transfers between Level 1 or 2 during the year.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits per the financial statements	$199,666,237	$172,803,643
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	93,328	294,610
Less: Deemed distributions of participant loans	(12,450)	(12,450)

Net assets available for benefits per Form 5500	$199,747,115	$173,085,803

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2013 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$26,862,594
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(201,282)

Net increase in net assets available for benefits per the Form 5500	$26,661,312

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions. The Plan also invests in the CIBC stock fund which also qualifies as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

8. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

9. Subsequent Events

On January 1, 2014, CIBC amended the Incentive Savings Plan to accept employees from Atlantic Trust. In 2014, these employees will be entitled to participate in the plan.

Supplemental Schedules

EIN: #13-1942440

Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current Value
Registered Investment Companies:
American Funds EuroPacific Growth Fund*	227,396 shares	$11,149,245
Artisan Mid Cap Value Fund*	61,021 shares	1,647,574
BlackRock Small Cap Growth Equity*	67,794 shares	1,570,776
DFA US Targeted Value Portfolio*	17,862 shares	406,728
Dodge & Cox Stock Fund*	177,128 shares	29,911,576
Franklin Small-Mid Cap Growth Fund*	50,183 shares	2,057,497
Invesco Real Estate Institutional *	56,772 shares	1,230,242
MSIF Global Real Estate Fund*	56,974 shares	564,615
PIMCO Total Return*	1,292,741 shares	13,819,402
T. Rowe Price Blue Chip Growth Fund*	222,588 shares	14,379,188
T. Rowe Emerging Markets Stock Fund*	88,677 shares	2,857,160
Vanguard High-Yield Corporate Fund*	767,990 shares	4,630,978
Vanguard Institutional Index Fund *	225,031 shares	38,093,291
Vanguard Mid-Cap Index Fund *	48,904 shares	1,468,107
Vanguard Prime Money Market Fund*	18,664,613 shares	18,664,613
Vanguard Small-Cap Index Fund*	288,175 shares	15,189,693
Vanguard Target Retirement 2010 Fund*	13,532 shares	346,416
Vanguard Target Retirement 2015 Fund*	136,746 shares	2,013,827
Vanguard Target Retirement 2020 Fund*	124,273 shares	3,369,034
Vanguard Target Retirement 2025 Fund*	265,417 shares	4,180,317
Vanguard Target Retirement 2030 Fund*	125,573 shares	3,470,839
Vanguard Target Retirement 2035 Fund*	162,465 shares	2,758,640
Vanguard Target Retirement 2040 Fund*	46,107 shares	1,305,741
Vanguard Target Retirement 2045 Fund*	64,514 shares	1,145,770
Vanguard Target Retirement 2050 Fund*	23,008 shares	648,606
Vanguard Target Retirement 2055 Fund*	2,362 shares	71,697
Vanguard Target Retirement 2060 Fund*	1,256 shares	33,608
Vanguard Target Retirement Income*	43,825 shares	547,813
Vanguard Total Bond Market Index Fund *	100,630 shares	1,062,648
Vanguard Total International Stock Index Fund*	36,636 shares	613,654

Total registered investment companies		179,209,295
CIBC stock fund*	472,177 shares	16,148,446
Vanguard Retirement Savings Trust*	3,348,961 shares	3,442,290
Notes receivable from participants*	4.25% – 9.25%	803,003

Total assets		$199,603,034

*	Permitted party-in-interest
Note:	Cost information is not required for participant directed investments, and therefore is not included.

CIBC World Markets Retirement Plan

For U.S. Employees

Schedule H, Line 4(j) – Schedule of Reportable Transactions

Year Ended December 31, 2013

(a, b) Identity of Party Involved, Description of Security	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)
Category (iii) Series of transactions in excess of 5% of plan assets
Vanguard Prime Money Market Fund	4,899,927			4,899,927	—
Vanguard Prime Money Market Fund		6,521,509	6,521,509	6,521,509	—

There were no category (i), (ii) and (iv) reportable transactions during 2013. Columns (e) and (f) have not been presented as this information is not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for United States Employees

By:	/s/ Daniel R. Brown
Daniel R. Brown, a member of the
U.S. Benefits Committee

Dated: June 26, 2014